Exhibit 99.1

FOR IMMEDIATE RELEASE

Gregory M. Shepard Offers a Closing Bonus

to a Successful Purchaser of Donegal Group Inc.

Bradenton, Florida, April 7, 2014 (NASDAQ: “DGICA” and “DGICB”) – Gregory M. Shepard announced today that he is offering to pay a closing bonus to any property and casualty insurance company or other third party who completes a successful purchase of Donegal Group Inc. (“Donegal Group”), subject to definitive terms to be agreed to with the purchaser.

Mr. Shepard announced today that he plans to approach at least 18 property and casualty insurance companies to discuss their interest in acquiring Donegal Group via a merger or affiliation with Donegal Mutual Insurance Company (“Donegal Mutual”). Mr. Shepard announced today, via an amendment to his Schedule 13D filed with the S.E.C, that he plans to offer a closing bonus to any company or hedge fund that acquires Donegal Group and Donegal Mutual. Mr. Shepard expects the range of the closing bonus to be between $5 million and $20 million, depending on terms to be negotiated.

Mr. Shepard stated: “My intent now is to offer a closing bonus to any third party that can close on the acquisition of Donegal Group.  In my opinion, Donegal Group’s Board of Directors has failed miserably to meet its fiduciary duties and is one of the worst boards in corporate America. I intend to hold them to account.”

Mr. Shepard continued: “It is high time for the boards of these two companies to do the right thing by their shareholders and policyholders. In my opinion, Donegal Group is not the fiefdom for the Nicholas family, no matter how hard Don Nicholas tries to make it so. In my opinion, shareholders of Donegal Group have suffered long enough through his greed and lack of commitment to shareholder value.”

Mr. Shepard announced these changes today to Item 4 of his Schedule 13D. Any interested property and casualty insurance company, hedge fund or investment banker is encouraged to call Mr. Shepard at (309) 310-1331.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Donegal. In addition, this press release is not intended to, and does not, constitute (1) a solicitation of a proxy, consent, or authorization for or with respect to the annual meeting or any special meeting of Donegal Group’s shareholders, or (2) a solicitation of a consent or authorization in the absence of any such meeting.